Exhibit 3.4

CERTIFICATE OF AMENDMENT TO

THE CERTIFICATE OF INCORPORATION OF

CURON MEDICAL, INC.

Curon Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of said Corporation and declaring said amendment advisable and directing that said amendment be submitted to the stockholders of said Corporation entitled to vote in respect thereof for their approval. The resolution setting forth said amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by replacing the text of the first paragraph of Article IV thereof so that such text shall be and read as follows:

“The Corporation is authorized to issue two classes of shares of stock to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares which the Corporation is authorized to issue is 105,000,000 shares. The number of shares of Common Stock authorized is 100,000,000. The number of shares of Preferred Stock authorized is 5,000,000.”

SECOND: That thereafter at the Annual Meeting of Stockholders of said corporation, duly called and held, upon notice in accordance with the General Corporation law of the state of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That this amendment to the Corporation’s Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 1st day of June, 2005.

CURON MEDICAL, INC.

By:	/s/ Larry C. Heaton II
Larry C. Heaton II
Chief Executive Officer